Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

November 21, 2007

Mr. Larry Spirgel

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          Telephone and Data Systems, Inc.

                Form 10-K for the Year ended December 31, 2006

                Filed June 19, 2007

                File No. 001-14157

Dear Mr. Spirgel:

This letter responds to your letter dated October 31, 2007, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filing. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter, and certain sentences or paragraphs in the comments have been given letter references to facilitate our responses.  References to page numbers are those in the above-referenced documents as filed, or the corresponding exhibits thereto, as indicated below.

Form 10-K for the Year Ended December 31, 2006

Financial Statements and Notes

Comment 1:

Note 7, Customer Lists, page 85

1.                                                   We note your disclosures that “[c]ustomer lists, . . ., are amortized based on average customer retention periods using the double declining balance method in the first year, switching to the straight line method over the remaining estimated life”.  In this regard, advise us your basis in switching the amortization method from double declining balance to straight line method beginning the second year.

Response:

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets paragraph 12, requires that an intangible asset shall be amortized over its useful life to the reporting entity and that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  The Company’s determination of the pattern in which the economic benefits of the intangible asset are consumed included reviewing both the Company’s overall churn rate or the churn rate specific to the market if the Company had an existing presence in the market, at the time of acquisition of each specific customer list, as well as the disconnects related to each specific customer list from the date of acquisition through September 30, 2006. Churn rate is defined as the number of customers who discontinued service in a particular month or annual period.   Based upon this review, the Company determined that the churn rates support an economic life of approximately five years and that, in the first year, the annual churn rate for the acquired customers, on average, was higher than the following years, ranging from 37% to 23%. Accordingly, the Company determined that an accelerated method such as a double declining balance method of amortization in the first year of the customer list amortization and changing to a straight line method in year two would appropriately match the asset’s amortization expense to the estimated pattern of the economic benefit of the customer lists.

Comment 2:

Note 25, Subsequent Events, page 121

2.                                                   We note that US Cellular entered into an acceleration share repurchase (“ASR”) agreement to purchase 670,000 of US Cellular common shares from an investment banking firm for approximately $49.1 million or $73.22 per share.  We also note that the bank will purchase an equivalent number of shares in the open market over time in two years and that the ASR agreement requires US Cellular to pay or receive a price adjustment at the end of the program based on the average price of shares paid by the bank in acquiring those shares.  It appears that the ASR meets the definition of derivatives under paragraph 6 of SFAS 133.  As such, advise us how you have accounted for the ASR in the financial statements.

Response:

General Accounting Analysis

Emerging Issues Task Force Issue No. 99-7, Accounting for an Accelerated Share Repurchase Program (“EITF 99-7”) requires U.S. Cellular to account for the Accelerated Share Repurchase (“ASR”) structure as two separate transactions: “(a) as shares of common stock acquired in a treasury stock transaction recorded on the acquisition date and (b) as a forward contract indexed to its own common stock”. The treasury stock purchase was recorded as an immediate reduction of common shares outstanding on U.S. Cellular’s balance sheet and in its earnings per share calculations. The forward contract meets the definition of a derivative under paragraph 6 of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), however, U.S. Cellular determined that this ASR contract was scoped out of SFAS 133 and therefore, the accounting guidance in SFAS 133 was not applicable.  SFAS 133, paragraph 11(a), indicates that the following type of contract should not be considered a derivative instrument for purposes of applying guidance in SFAS 133: “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”. The forward contract in the ASR transaction was indexed only to U.S. Cellular stock, therefore criteria (1) was met. An analysis of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), led U.S. Cellular to conclude that the forward contract should be classified as equity, therefore criteria (2) was also met.  U.S. Cellular initially measured the forward contract at fair value and reported it in permanent equity.  In accordance with EITF 00-19, no subsequent mark-to-market (fair value) adjustments have been made to this instrument.  The classification of the forward contract is reassessed at each balance sheet date to confirm that equity classification continues to be appropriate.

In support of this accounting treatment, the Company is supplementally delivering by Fed Ex to the Staff its Accounting Review Memorandum dated April 5, 2007 that was prepared contemporaneously with the foregoing transaction.

Exhibit 99.1

Information As Expected To Be Included in 2007 Proxy Statement

Preliminary Note

The following responses describe the information that the Company intends to disclose in future filings.  With respect to comments where the facts are expected to continue to be similar in the future to the facts with respect to the above filing, the following responses include a form of disclosure expected to be included in future filings.  However, in certain cases, the facts with respect to the above filing are not expected to be similar in the future.  For instance, in 2006, the compensation of Sandra L. Helton, Executive Vice President and Chief Financial Officer of the Company, was affected by the announcement of restatements of the Company’s financial statements and the fact that Ms. Helton notified the Company that she would resign as of December 31, 2006.  In addition, James Barr III, President and Chief Executive Officer of the Company’s subsidiary, TDS Telecommunications Corporation (“TDS Telecom”), had informed the Company that he would step down from this position as of January 1, 2007 and retire in 2007.  As a result, compensation decisions in 2006 were affected by these facts, but are not expected to be affected by similar facts with respect to their successors.  Accordingly, with respect to such other comments, the following responses describe information with respect to the type of disclosure that is expected to be included in future filings, rather than include a form of disclosure based on facts in the above filing.

In addition, although the President and Chief Executive Officer of United States Cellular Corporation (“U.S. Cellular”) is deemed to be an executive officer of the Company for disclosure purposes under SEC Rule 3b-7 and Instruction 2 to Item 402(a)(3) of Regulation S-K, he is not an officer of the Company as a matter of state law.  U.S. Cellular is a publicly-held company with minority shareholders, its own board of directors and a stock option compensation committee consisting of directors that are independent of the Company.  As disclosed in Exhibit 99.1 to the above filing, the annual compensation for the President and Chief Executive Officer of United States Cellular Corporation (“U.S. Cellular”) is approved by the Chairman of U.S. Cellular, and his long-term compensation is approved by the stock option compensation committee of U.S. Cellular, as described in the proxy statement of U.S. Cellular.  This compensation is not approved by the Company’s Compensation Committee.  Therefore, the following responses describe the facts relating to the named executive officers other than the President and Chief Executive Officer of U.S. Cellular.  Responses to comments similar to those shown below with respect to the President and Chief Executive Officer of U.S. Cellular were included in a letter dated October 24, 2007 from U.S. Cellular to Ms. Kathleen Krebs, Special Counsel of the SEC Staff (the “U.S. Cellular Response Letter”).

Comment 3:

Corporate Governance, page 4

Audit Committee, page 5

3.                                                   Disclose what parties would be considered “related parties” for purposes of audit committee review and approval or ratification.

Response:

                                                            In future filings, the Company will disclose what parties would be considered “related parties” for purposes of audit committee review and approval or ratification.

                                                            In particular, the Company intends to include disclosure similar to the following under the Audit Committee caption relating to the discussion of related party transactions:

“In general, “related party transactions” include transactions required to be disclosed in the Company’s proxy statement pursuant to Item 404 of Regulation S-K of the SEC.  Pursuant to Item 404, the Company is required to disclose any transaction, which includes any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or a series of transactions, that has taken place since the beginning of the Company’s last fiscal year or any currently proposed transaction in which: 1. the Company was or is to be a participant, 2. the amount involved exceeds $120,000 and 3. any “related person” had or will have a direct or indirect material interest in the transaction during any part of the fiscal year.  For this purpose, in general, the term “related person” includes any director or executive officer of the Company, any nominee for director, any beneficial owner of more than five percent of any class of the Company’s voting securities and any “immediate family member” of such persons, within the meaning of Item 404.”

Comment 4:

Executive and Director Compensation, page 12

4.                                                   Please move your Compensation Discussion and Analysis so that it precedes the executive compensation tables.  See Section II.B.1 of Securities Act Release No. 33-8732A.

Response:

                                                            In future filings, the Company will move its Compensation Discussion and Analysis so that it precedes the executive compensation tables.

Comment 5:

Payments Upon Termination or Change in Control, page 28

5.                                                   Please disclose how these potential payments fit into your overall compensation objectives and affect decisions regarding other elements.  Refer to Item 402(b)(1)(vi) of Regulation S-K.

Response:

                                                            In future filings, the Company will disclose how potential payments upon termination or change in control fit into its overall compensation objectives and affect decisions regarding other elements.

                                                            In particular, the Company would include disclosure similar to the following with respect to the Table of Potential Payments upon Termination or Change in Control:

“The Company does not have any plans or policies that provide for severance or other compensation or benefits to the named executive officers upon termination or a Change in Control other than the acceleration of stock awards upon certain events as discussed herein and as set forth in the Table of Potential Payments upon Termination or Change in Control.  However, the Company may enter into agreements or arrangements with officers that provide for severance or other compensation or benefits under circumstances that are negotiated with an officer in connection with the employment or termination of employment of such officer, as discussed below.

The acceleration of awards is considered to be appropriate under certain qualified termination events or a Change in Control as discussed therein, but the Company does not consider it appropriate to generally provide for other significant severance or similar benefits in such events or to permit the acceleration of awards as a general rule for other non-qualified termination events.  The Company considers the fact that, unlike many companies that may be widely held, the Company is controlled by the TDS Voting Trust.   As a result, the Company does not follow the practices of certain other companies that may provide for substantial benefits upon a termination or a Change in Control as a standard practice.  Instead, potential payments upon termination or a Change in Control are designed primarily so that employees are neither harmed nor given a windfall in such circumstances.  The acceleration of awards under certain circumstances are intended to motivate executive officers to act in the best long-term interests of the Company.

With respect to agreements with specific officers, the Company may enter into arrangements that provide for severance or other compensation or benefits under circumstances that are negotiated with such officer in connection with the employment or termination of employment of an officer.  Any such agreement or arrangement is based on the facts and circumstances at the time relating to that particular employment relationship.  The Company has entered into certain agreements with the named executive officers as described in the footnotes to the Table of Potential Payments upon Termination or Change in Control.

The foregoing limited and customized approach to termination payments is consistent with the Company’s overall compensation objectives, as discussed herein.  These objectives assume that officers will be compensated primarily based on performance during their continued employment with the Company and are designed to motivate executive officers to act in the best long-term interest of the Company, recognizing that the Company is a controlled company.  As a result, these objectives do not contemplate providing significant benefits upon or provide incentives with respect to qualified termination events or a Change in Control or providing any benefits upon non-qualified termination events.  Accordingly, the limited amounts of termination and Change in Control payments provided as discussed herein are taken into account with all other facts and circumstances, but otherwise do not significantly affect decisions relating to other elements of compensation, which are provided consistent with the foregoing compensation objectives assuming continued employment until normal retirement.”

Compensation Discussion and Analysis, page 38

Comment 6:

Overview, page 38

6.                                                   While you state in the first paragraph of this section that all elements of compensation are discretionary, you reference performance assessments and evaluations that the Compensation Committee considers to determine annual cash, bonus and long-term equity compensation.  To assist investors in understanding the degree to which your named executive officers’ compensation is discretionary, please disclose the “other facts and circumstances” that the Compensation Committee deemed relevant in determining annual cash compensation for each of the named executive officers.  See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii).

Response:

                                                            In future filings, the Company will disclose “other facts and circumstances” that the president and the Compensation Committee deemed relevant in determining annual cash compensation for each of the named executive officers.

                                                            In particular, the following identifies the type of other facts and circumstances that the president and the Compensation Committee deem relevant in determining annual cash compensation for named executive officers.  The actual facts and circumstances disclosed may include other facts and circumstances that are relevant at the time.

                                                            In general, other facts and circumstances that the president and/or the Compensation Committee consider in determining the annual cash compensation of the named executive officers include the following:  the fact that the Company is a public company; the publicly-available benchmark information of cash compensation of the Company’s publicly-held peers and other publicly-held companies, as discussed in the above filing; the fact that the Company is primarily a regional competitor and that some of its competitors are national or global telecommunications companies that are much larger than the Company and possess greater resources than the Company; the fact that the Company is a controlled company; and the fact that the primary financial focus of the Company as a consolidated enterprise is the increase of long-term shareholder value through growth.  In addition, the president and/or the Compensation Committee considers additional facts and circumstances with respect to each of the other named executive officers as discussed below.

                                                            The additional facts and circumstances that the Compensation Committee considers in determining the annual cash compensation of the President and Chief Executive Officer (“CEO”) include the following: the responsibilities of the CEO; the period of time that the CEO has held this position and served with the Company; the Compensation Committee’s view of the CEO’s contribution to the growth and development of the Company during that time; the fact that the Company is a holding Company that includes two primary subsidiaries, TDS Telecom and U.S. Cellular; the fact that the CEO is the Chairman of each of the Company’s primary subsidiaries, TDS Telecom and U.S. Cellular; the prior year’s performance of TDS Telecom, as discussed below in the response to Comment 7(c), and U.S. Cellular (as discussed in the U.S. Cellular proxy statement and in the U.S. Cellular Response Letter); the overall percentage of achievement of target by TDS Telecom, as discussed below in the response to Comment 7(c), and U.S. Cellular (as discussed in the U.S. Cellular Response Letter); the overall performance of the Company, as discussed below in the response to Comment 7(b); the relationship of the performance of the Company and/or its business units to the determination of the CEO’s annual cash compensation, as discussed below in the response to Comment 7(b); the personal objectives of the CEO for the preceding year, as discussed below in the response to Comment 7(a); whether there has been any restatement of financial statements and the nature of the restatement; and the annual cash compensation of the other named executive officers, including the salary increase and bonus granted to each of such other officers.

                                                            The additional facts and circumstances that the CEO and Compensation Committee consider in determining the annual cash compensation of the Executive Vice President and Chief Financial Officer (“CFO”) are as follows: the responsibilities of the CFO; the period of time that the CFO has held this position and served with the Company; the Compensation Committee’s view of the CFO’s contribution to the growth and development of the Company during that time; the

CFO’s relationship with management and personnel of U.S. Cellular and TDS Telecom; whether there has been any restatement of financial statements and the nature of the restatement; and the CEO’s assessment of achievement of personal objectives of the CFO for the preceding year, as discussed below in the response to Comment 7(a).

                                                            The additional facts and circumstances that the CEO and Compensation Committee consider in determining the annual cash compensation of the President and Chief Executive Officer of TDS Telecom (“Telecom CEO”) are as follows: the responsibilities of the Telecom CEO; the period of time that the Telecom CEO has held this position and served with the Company; the Compensation Committee’s view of the Telecom CEO’s contribution to the growth and development of TDS Telecom during that time; the prior year’s performance of TDS Telecom, as discussed below in the response to Comment 7(c); the relationship of the performance of TDS Telecom to the determination of the Telecom CEO’s annual cash compensation, as discussed below in the response to Comment 7(b); and the CEO’s assessment of achievement of personal objectives of such officer for the preceding year, as discussed below in the response to Comment 7(a).

                                                            The additional facts and circumstances that the CEO and Compensation Committee consider in determining the annual cash compensation of the Chairman Emeritus are as follows: the fact that Mr. Carlson founded the Company in 1968; and the Compensation Committee’s views of the insights, value, experience, inspiration and mentoring that Mr. Carlson continues to bring to the Company on a current basis.

                                                            With respect to other persons that may be named executive officers, the facts and circumstances that the CEO and Compensation Committee consider in determining the annual cash compensation will include the personal objectives of such officer for the preceding year, and other facts and circumstances that will depend on the officer’s responsibilities.  In future filings, the facts and circumstances disclosed will depend on the officers that are identified as named executive officers.

Annual Cash Compensation, page 41

Comment 7:

 7.                                                [Certain sentences or paragraphs in this comment have been given letter references to facilitate our responses.]

                                                            (a)      Disclose the “personal objectives” that the Compensation Committee considered in its evaluation of each named executive officer’s annual cash compensation.  See Regulation S-K Item 402(b)(2)(vii).

                                                            (b)      Additionally, disclose how “the performance of TDS and/or its business units and divisions” was evaluated by the Compensation Committee and how such evaluation contributed to the determination of each named executive officer’s annual cash compensation.

                                                            (c)      If the Compensation Committee considered performance targets, thresholds or other factors, please disclose them.  To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion.

                                                            (d)      Disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed personal objective or target.  General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the personal objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

                                                            (e)      Provide similar disclosure with respect to the “objectives for TDS and for its primary business units” evaluated by the Compensation Committee in connection with the President and CEO’s compensation as discussed on page 43.

Response:

(a)                                              In future filings, the Company will disclose information relating to the “personal objectives” that the Compensation Committee and/or the CEO considered in the evaluation of each named executive officer’s annual cash compensation.

                                                            As an example, the following identifies the types of personal objectives that the Compensation Committee and/or the CEO used in the evaluation of the specified named executive officer’s annual cash compensation based on the above filing.  The actual personal objectives disclosed will reflect the facts and circumstances at the time.

                                                            The following personal objectives were used in the evaluation of the CEO’s annual cash compensation based on the above filing: (i) working with TDS Telecom and U.S. Cellular in establishing and executing profitable growth strategies for the consolidated enterprise; (ii) establishing and executing strategies with respect to each of TDS Telecom and U.S. Cellular; (iii) establishing and maintaining high-quality internal controls that are effective and efficient; (iv) developing and implementing processes and systems for the Company; (v) tax management strategies; (vi) risk assessment and control; (vii) management of debt; and (viii) planning for future FCC spectrum requirements.  In addition, in its evaluation of the CEO’s annual cash compensation, the Compensation Committee considered the extent to which the objectives of TDS Telecom (as discussed below) and U.S. Cellular (as discussed in the U.S. Cellular Response Letter) were achieved in the prior year.  Future filings will discuss the personal objectives considered and the relationship of such objectives for such year to the evaluation of the CEO’s annual cash compensation by the Compensation Committee.

                                                            With respect to the CFO, the Compensation Committee considers the CEO’s assessment of the achievement of personal objectives established for the CFO by the CEO.  For example, based on the above filing, these  included (i) developing potential strategies to reduce taxes, (ii) planning and conducting an enterprise-wide risk assessment, (iii) maintaining Sarbanes Oxley Section 404 compliance on an ongoing basis, through appropriate monitoring and management processes, (iv) making sure that the needed internal controls are in place and of high quality, while simplifying and automating the controls, (v) paying off ILEC government sponsored debt with proceeds of long-term corporate debt at favorable interest rates, (vi) meeting rating agency requirements and (vii) launching the profitable growth project to research and recommend long-term growth goals for TDS.  Future filings will discuss the relationship of the objectives for such year to the evaluation of the CFO’s annual cash compensation by the CEO and/or Compensation Committee.  The disclosure in future filings will be based on circumstances at the time.

                                                            With respect to the Telecom CEO, the Compensation Committee considers the CEO’s assessment of the achievement of personal objectives established for the Telecom CEO by the CEO.  For example, based on the above filing, these included: (a) general objectives: (i) achieving new service offerings and new technologies, (ii) pursuing productivity gains in sales and service, provisioning and trouble resolution and billing and collection, and (iii) growing through attractive acquisitions; (b) ILEC objectives: (i) providing a high-value customer experience, (ii) developing clusters of operations, (iii) increasing market share and penetration of high-speed data and long distance services, (iv) obtaining and implementing new business relationships, such as for satellite TV, and (v) implementing process and productivity improvements; and (c) CLEC objectives: (i) focusing operations on profitable segments, (ii) expanding high-speed data in CLEC service area, (iii) transitioning leased switched networks to company-owned switches, and (iv) establishing and implementing strategy in light of changes in regulatory changes.  Future filings will discuss the relationship of such objectives in each year to the evaluation of the TDS Telecom CEO’s annual cash compensation by the CEO and/or Compensation Committee.  The disclosure in future filings will be based on circumstances at the time.

                                                            With respect to the Chairman Emeritus, the CEO and Compensation Committee does not establish or consider any personal objectives.  The compensation of the Chairman Emeritus is based on the facts and circumstances described in the response to Comment 6.  The disclosure in future filings will be based on circumstances at the time.

                                                            With respect to other persons that may be named executive officers, the personal objectives of such officer will depend on the officer’s responsibilities.  Future filings will discuss the personal objectives of such other named executive officers, which will be determined based on circumstances at the time.

(b)                                             In future filings, the Company will disclose information relating to how “the performance of TDS and/or its business units and divisions” was evaluated by the Compensation Committee and how such evaluation contributed to the determination of each named executive officer’s annual cash compensation.

                                                            As an example, the following identifies the type of information relating to the performance of TDS and/or its business units and divisions that is evaluated by the Compensation Committee and how such evaluation contributes to the determination of the named executive officer’s annual cash compensation.  The actual disclosure will reflect the facts and circumstances at the time.

                                                            With respect to the CEO, the Compensation Committee considers the overall performance of the Company based on the individual performance of TDS Telecom and U.S. Cellular.  No targets are established for overall Company performance.  Instead, the Compensation Committee considers overall Company performance after the fact but without any predetermined targets.  For the consolidated enterprise, performance is evaluated primarily based on return on capital, revenues, customer units in service, operating cash flow (operating income plus depreciation and amortization) and operating income.  These measures and performance will be disclosed in future filings.  With respect to individual TDS Telecom and U.S. Cellular performance used in evaluating overall Company performance, the Compensation Committee considers the overall achievement of the performance targets for such business units.  As noted below, the overall percentage achievement of performance targets with respect to 2005 was approximately 95% for TDS Telecom.  As discussed in the U.S. Cellular Response Letter, the overall percentage achievement of performance targets with respect to 2005 was 47.6%.  As discussed below, the weighted average performance of these business units was 63.3%.  Future filings will discuss the relationship of such Company and business unit performance to the evaluation of the CEO’s annual cash compensation by the Compensation Committee.

                                                            The CFO does not have direct responsibility for the achievement of performance targets.  Accordingly, the annual cash compensation of the CFO is primarily based on the personal objectives discussed above.

                                                            With respect to the Telecom CEO, the CEO and Compensation Committee consider the performance of TDS Telecom.  This is based on performance measures and targets established prior to the performance year by management.  Future filings will discuss the performance measures and targets for TDS Telecom and the achievement of such performance targets to the evaluation of the Telecom CEO’s annual cash compensation by the Compensation Committee.  The overall percentage achievement of the performance targets is one of the factors considered in the compensation of the Telecom CEO but there is no threshold performance.  Paragraph (c) below describes the performance measures, targets and achievement with respect to 2005.  Similar disclosure will be included in future filings based on the performance measures, targets and achievement at the time.

                                                            With respect to the Chairman Emeritus, the performance of TDS and/or its business units and divisions is not considered in the evaluation of such named executive officer’s annual cash compensation.  The compensation of the Chairman Emeritus is based on the facts and circumstances described in the response to Comment 6.

                                                            With respect to other persons that may be named executive officers, future filings will disclose whether or not the performance of TDS and/or its business units and divisions is evaluated by the Compensation Committee and, if so, how such evaluation contributes to the determination of such named executive officer’s annual cash compensation.  This will depend on the officer’s responsibilities.  Future filings will discuss such information with respect to the other named executive officers, which will be determined based on circumstances at the time.

(c)                                              The Compensation Committee considers the overall achievement of performance targets (but not thresholds) in connection with the annual cash compensation of the Telecom CEO, as well as the Company’s CEO, as discussed above.  For example, the percentage of overall achievement of the performance measures for TDS Telecom with respect to 2005 was approximately 95%.  This overall percentage was based on the following individual performance targets:  (a) Customer Measures: (i) customer satisfaction for each of ILEC and CLEC for each of (A) Consumers and (B) Commercial, and (ii) CLEC churn rate for each of (A) residential and (B) commercial; (b) ILEC Return on Capital; and (c) Growth Measures: (i) operating revenues, (ii) operating cash flow, (iii) CLEC equivalent access lines, and (iv) ILEC DSL customers.  In future filings, the Company will disclose the TDS Telecom performance measures and targets with respect to such performance measures and discuss the level of achievement of such targets.

                                                            For example, the following provides information on performance targets and achievement with respect to 2005 that were considered in evaluating the annual cash compensation of the Telecom CEO and the CEO in 2006.  The following table shows the performance measures, 2005 performance targets, target points, actual 2005 results and actual points achieved for each performance measure and overall.  This table shows that the overall percentage achievement of the performance targets was approximately 95% with respect to 2005.  As discussed above, this percentage is one of the factors considered in the annual cash compensation of the Telecom CEO, as well as the Company’s CEO.

Measurements, Targets and Results	2005 Target	Target Pts.	Actual Result 2005	% of Target	% Target Pts	Actual Pts
CUSTOMER MEASURES:
Customer Satisfaction — ILEC
Overall Rating — Consumer	91%	70	93%	102%	118.1%	83
Overall Rating — Commercial	94%	30	95%	101%	105.6%	32
Customer Satisfaction - CLEC
Overall Rating — Consumer	80%	25	81%	101%	112.0%	28
Overall Rating — Commercial	82%	25	81%	99%	94.5%	24
Churn Rate — CLEC (Monthly)
CLEC Residential Churn	2.50%	25	2.93%	117%	66.0%	17
CLEC Commercial Churn	1.25%	25	1.54%	123%	53.0%	13
		200				197
ROC:
Return on Capital (ILEC)	9.10%	250	8.84%	97%	85.5%	214
GROWTH MEASURES:
Operating Revenues (In millions)	$906.3	210	$906.1	100%	99.9%	210
Operating Cash Flow (In millions)	$330.1	210	$328.2	99%	97.1%	204
CLEC Equivalent Access Lines (In thousands)	460.5	110	448.6	97%	89.7%	99
ILEC DSL Customers (In thousands)	62.0	20	65.5	106%	130.0%	26
		550				539
TOTAL		1,000				950

		Overall Percentage Achieved				95.0%

                                                            A table similar to the foregoing will be included in future filings based on the facts and circumstances at the time.

(d)                                             As discussed above, in future filings, the Company will disclose information with respect to personal objectives and targets that are considered in compensation decisions with respect to the named executive officers.

(e)                                              In future filings, the Company will disclose the “objectives for TDS and for its primary business units” evaluated by the Compensation Committee in connection with the CEO’s compensation, as well as the degree to which those objectives were achieved. This has been discussed in the above responses to this Comment 7, and in the response to Comment 8 below.

Comment 8:

8.                                                   Indicate to what degree the individual objectives and performance measures were achieved.  To the extent achievement levels are not stated in quantitative terms, explain how the Compensation Committee determined the extent to which objectives and measures were achieved.

Response:

                                                            In future filings, the Company will discuss to what degree the individual objectives and performance measures were achieved.  To the extent achievement levels are not stated in quantitative terms, the Company will explain how the Compensation Committee and/or CEO determined the extent to which objectives and measures were achieved.

                                                            The achievement of the performance measures for TDS Telecom that are stated in quantitative terms are discussed above in the response to Comment 7(c).

                                                            In addition, achievement of individual objectives will be discussed for each of the named executive officers.  For example, based on the CEO’s objectives for 2005 as discussed in the response to Comment 7(a), the disclosure would include a discussion of the achievement of the objectives identified above of (i) working with TDS Telecom and U.S. Cellular in establishing and executing profitable growth strategies for the consolidated enterprise; (ii) establishing and executing strategies for TDS Telecom and U.S. Cellular; (iii) establishing and maintaining high-quality effective and efficient internal controls; (iv) developing and implementing processes and systems for TDS Telecom; (v) tax management strategies; (vi) risk assessment and control; (vii) management of debt; and (viii) planning for future FCC spectrum requirements. The disclosure will also explain how the Compensation Committee determined the extent to which objectives were achieved.  The disclosure in future filings will be based on circumstances at the time.

                                                            Similarly, with respect to the CFO, based on the CFO’s objectives for 2005 as discussed in the response to Comment 7(a), the disclosure would include a discussion of the achievement of the objectives identified above of (i) developing potential strategies to reduce taxes, (ii) planning and conducting an enterprise-wide risk assessment, (iii) maintaining Sarbanes Oxley Section 404 compliance on an ongoing basis, through appropriate monitoring and management processes, (iv) making sure that the needed internal controls are in place and of high quality, while simplifying and automating the controls, (v) paying off ILEC government sponsored debt with proceeds of long-term corporate debt at favorable interest rates, (vi) meeting rating agency requirements and (vii) launching the profitable growth project to research and recommend long-term growth goals for TDS.  The disclosure in future filings will be based on circumstances at the time.

                                                            With respect to the Telecom CEO, based on the CEO’s objectives for 2005 as discussed in the response to Comment 7(a), the disclosure would include a discussion of the achievement of the following objectives identified above: (a) general objectives:  (i) achieving new service offerings and new technologies, (ii)

pursuing productivity gains in sales and service, provisioning and trouble resolution and billing and collection, and (iii) growth through attractive acquisitions; (b) ILEC objectives: (i) providing a high-value customer experience, (ii) developing clusters of operations, (iii) increasing market share and penetration of high-speed data and long distance services, (iv) obtaining and implementing new business relationships, such as satellite TV, and (v) implementing process and productivity improvements; and (c) CLEC objectives: (i) focusing operations on profitable segments, (ii) expanding high-speed data in CLEC service area, (iii) transitioning leased switched networks to company-owned switches, and (iv) establishing and implementing strategy in light of changes in regulatory changes.  The disclosure in future filings will be based on circumstances at the time.

                                                            As noted above, with respect to the Chairman Emeritus, the CEO and Compensation Committee did not establish or consider any personal objectives.  The compensation of the Chairman Emeritus is based on the facts and circumstances described in the response to Comment 6.  The disclosure in future filings will be based on circumstances at the time.

                                                            In addition, future filings will discuss similar information with respect to the other named executive officers, which will be determined based on circumstances at the time.

Comment 9:

Long-Term Equity Compensation, page 51

9.                                                   You disclose on page 43 that “[t]he named executive officer receives an award of options and restricted stock units in the current year based on the achievement of certain levels of corporate and individual performance in the immediately preceding year.”  Describe how the Compensation Committee measured corporate and individual performance to determine the amount of restricted stock units and stock options each named executive officer earned for the last fiscal year.  See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii).  Provide disclosure similar to that requested in the comment above regarding performance measures for annual cash compensation.

Response:

                                                            In future filings, the Company will describe how the Compensation Committee measured corporate and individual performance to determine the amount of restricted stock units and stock options each named executive officer earned for the last fiscal year similar to that requested in the comment above regarding performance measures for annual cash compensation.

                                                            In particular, the following describes how the Compensation Committee determines the amount of restricted stock units and stock options to award to the named executive officers.  The actual disclosure will reflect the facts and circumstances at the time.

                                                            In general, stock option awards are comprised of two parts: (i) an automatic award and (ii) an award based on an assessment of the individual’s performance for the prior year.  The restricted stock unit awards are based on Company or business unit performance.

                                                            The percentages of the total target long-term incentive value are 25% for automatic stock options, 40% for performance stock options and 35% for restricted stock units.

                                                            The total target long-term incentive value is determined by multiplying the officer’s salary by a multiple.  The amount of this multiple is determined by the officer’s title and job responsibilities and the benchmarking data from Towers Perrin. Information from Towers Perrin is derived from benchmarking data of a population of approximately 700 companies that were weighted 50% for telecommunication companies and 50% for general corporations.

                                                            The value used for stock options and restricted stock units was determined by Towers Perrin using a binomial methodology based on the stock price for TDS Special Common Shares of $39.51 on March 30, 2006.  The values calculated by Towers Perrin were $9.45 per TDS stock option and $34.17 per TDS restricted stock unit.

                                                            As an example, the following provides information on how the foregoing was used to calculate the options and restricted stock units for the CEO in 2006.

                                                          The 2005 base salary of the CEO was $1,050,000.  The multiple used for the CEO was 3.00.  This multiple was used by the Compensation Committee based on the information from Towers Perrin for CEOs of the companies included in the benchmarking data.  The 50th percentile of this multiple for CEOs of such companies was 4.00.  The multiple used by the Compensation Committee was 75% of the 50th percentile.  This reduction of the median by 25% is intended to be more conservative than the benchmarking data and to avoid excessive dilution.  This adjustment is a matter of judgment and discretion; there is no formal methodology used to determine the amount of this adjustment to the benchmarking data.

                                                            The total target long-term incentive value for the CEO using the above formula was $3,150,000, determined by multiplying $1,050,000 by 3.00.

                                                            Using this amount, the target allocation for each component of long-term compensation was determined by using the percentages identified above, as follows:

Grant Type	Percentage of Target Value	Amount
Automatic Stock Options	25%	$787,000
Performance Stock Options	40%	$1,260,000
Restricted Stock Units	35%	$1,102,500
Total	100%	$3,150,000

                                                            Dividing the foregoing values by $9.45 per TDS stock option and $34.17 per TDS restricted stock unit results in the following calculation of the target options and restricted stock units.  The following compares this target amount to the amounts granted by the Compensation Committee in 2006 to the CEO:

Grant Type	Target Value	Target Grant	Actual Grant
Automatic Stock Options	$787,000	83,333	83,333
Performance Stock Options	$1,260,000	130,000	130,000
Total Options	$2,047,000	213,333	213,333
Restricted Stock Units	$1,102,500	32,265	20,424
Total	$3,150,000	n/a	n/a

                                                            The amount of the automatic stock option is simply a function of the above formula.  With respect to performance stock options, the Compensation Committee granted 100% of the target of performance stock options based on its view that the CEO had achieved his personal objectives, identified above.  As noted in the response to Comment 8, future filings will explain how the Compensation Committee determined the extent to which objectives were achieved.

                                                            With respect to restricted stock units, the actual grant was 63.3% of target.  This was less than target primarily based on the fact that U.S. Cellular’s performance was 47.6% of target, as noted above and in the U.S. Cellular Response Letter, and the fact that TDS Telecom achieved approximately 95% of target.  This percentage of 63.3% represents the average of the U.S. Cellular percentage of 47.6% and the TDS Telecom percentage of 95%, as weighted by a specified percentage intended to represent the proportion of the  Company that U.S. Cellular and TDS Telecom represent, calculated as follows:

	2005 Bonus Program Performance as a Percent of Target Performance	Allocated Proportion of Total Company	Weighted Performance
U.S. Cellular	47.6%	67%	31.9%
TDS Telecom	95.0%	33%	31.4%
Weighted Average Company Performance as a Percentage of Target			63.3%

                                                            Future filings will disclose information similar to the foregoing with respect to the CEO as well as the other named executive officers, which will be determined based on circumstances at the time.

                                                            For reference purposes, the following provides certain information with respect to option and restricted stock grants for the other named executive officers in 2006.  Similar information will be provided in the future for the other named executive officers at the time, together with a description of how the Compensation Committee measured corporate and individual performance to determine the amount of restricted stock units and stock options to such officers.

		Formula	CFO	Telecom CEO	Chairman Emeritus
a	2005 Salary		$640,000	$655,000	$480,000
	50th Percentile Multiple		3.10	3.45	2.55
b	Actual Multiple used		2.65	2.40	1.90
c	Long Term Incentive Target Value	a x b	$1,696,000	$1,572,000	$912,000
d	Automatic Options — Target and Granted	c x 25%/$9.45	44,868	41,587	24,127
e	Performance Options Target	c x 40%/$9.45	71,788	66,540	38,603
f	Individual Performance %		75%	108%	96%
g	Performance Options Granted	e x f	54,000	72,000	37,000
	Total Options Granted	d + g	98,868	113,587	61,127
h	Target RSUs	c x 35%/$34.17	17,372	16,102	9,342
i	Company/Business Unit Performance %		n/a	95%	63.3%
	RSUs Granted	h x i	-0-	15,297	5,913

                                                            The CFO did not receive a grant of restricted stock units because she advised the Company that she would resign as of December 31, 2006.

Comment 10:

Benefits and Plans Available to Identified Officers, page 46

10.                                             Include all required Regulation S-K Item 402(b) analysis in your Compensation Discussion and Analysis, rather than only in the footnotes to your Summary Compensation Table and your discussion of Payments Upon Termination or Change-In-Control.  Additionally, discuss how these benefits and plans fit into your overall compensation objectives and affect decisions regarding other elements.

Response:

                                                            In future filings, the Company will include all required Regulation S-K Item 402(b) analysis in Compensation Discussion and Analysis, rather than only in the footnotes to the Summary Compensation Table and the discussion of Payments Upon Termination or Change-In-Control.

                                                            Additionally, in future filings, the Company will discuss how its benefits and plans fit into its overall compensation objectives and affect decisions regarding other elements.

                                                            In particular, the Company intends to include disclosure similar to the following in the Compensation Discussion and Analysis:

                “As noted herein, the Company’s overall compensation objectives for executive officers of the Company are to (i) support the Company’s overall business strategy and objectives; (ii) attract and retain high quality management; (iii) link individual compensation with attainment of individual performance goals and with attainment of business unit and Company objectives; and (iv) provide competitive compensation opportunities consistent with the financial performance of the Company.

                To achieve these objectives, the Compensation Committee believes that the named executive officers must be offered a competitive compensation package, including benefits and plans. The Company’s compensation packages are designed to compete with other companies for talented employees. The Company’s benefits and plans are part of this package and enable the Company to attract and retain eligible employees, including the named executive officers.  Thus, the benefits and plans fit into the Company’s overall compensation objectives primarily by helping the Company achieve the second objective of the Company’s overall compensation objectives, which is to attract and retain high quality management.   Benefits and plans are an important part of the mix of compensation used to attract and retain management, but do not otherwise significantly affect decisions relating to other elements of annual or long-term compensation, which are provided consistent with the above compensation objectives, including to support the Company’s overall business strategy and objectives, link individual compensation with Company goals and objectives and provide competitive compensation opportunities consistent with the financial performance of the Company, as well as attract and retain high quality management.”

In connection with responding to the Staff’s comments, the Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors, the Compensation Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers, LLP.  If you have any questions relating to Comments 1 or 2, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller, at (608) 664-6122.   If you have any questions relating to the other comments with respect to Exhibit 99.1, please contact Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.

Sincerely,
Telephone and Data Systems, Inc.

/s/Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and Chief Financial Officer